

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 10, 2011

Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Ave.
New York, NY 10170

       RE: **SL Green Realty Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              File No. 1-13199**

Dear Mr. Mead:

We have reviewed your response letter dated April 18, 2011 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.   We note your response to comment 4 of our comment letter dated April 7, 2011. We continue to believe that the disclosure regarding your leasing activity for the reporting period should be balanced by the per square foot costs of this activity, including tenant improvements and leasing commissions. To the extent you believe that the requested disclosure is unknown and not reasonably available, please provide us a detailed analysis supporting this belief. Alternatively, please provide the requested disclosure in future Exchange Act periodic reports.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney at (202) 551-3673 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief